Exhibit 99.1

iKang Announces Further Update on Potential “Going Private” Transaction

BEIJING, June 9, 2016 (GLOBE NEWSWIRE) — iKang Healthcare Group, Inc. (“iKang” or the “Company”) (Nasdaq: KANG), China’s largest private preventive healthcare services provider, today announced a further update on the potential going private transaction proposed, respectively, by certain buyer groups, including (i) Mr. Ligang Zhang (“Mr. Zhang”), Founder, Chairman and Chief Executive Officer of iKang, and certain of Mr. Zhang’s affiliated entities, and FV Investment Holdings (together with certain other investors, the “Founder Buyer Group”), (ii) Meinian Onehealth Healthcare Group Co. (formerly known as Jiangsu Sanyou Group Co., Ltd.) (“Meinian”), Cathay Capital Private Equity SAS (“Cathay”), Shenzhen Ping An Decheng Investment Co., Ltd. (“Ping An”), Taiping Guofa (Suzhou) Capital Management Co., Ltd. (“Taiping”), Sequoia China Investment Management LLP (“Sequoia”) and Huatai Ruilian Fund Management Co., Ltd. (“Huatai Ruilian,” and together with Meinian, Cathay, Ping An, Taiping, Sequoia and certain other investors, the “Meinian Buyer Group”) and (iii) Yunfeng Capital.

The Company’s special committee of independent directors was notified that, on June 7, 2016, Mr. Zhang and certain of his affiliated entities determined to withdraw from the Founder Buyer Group and withdraw their prior going private proposal made on August 31, 2015, as disclosed in the Schedule 13D/A filed by Mr. Zhang and certain of his affiliates on June 7, 2016.

The special committee was also notified that, on June 8, 2016, Meinian determined to withdraw from the Meinian Buyer Group and determined that it would not submit a binding offer for a going private transaction involving the Company.  The Company understands that Meinian publicly announced, on June 8, 2016, that it was withdrawing from the Meinian Buyer Group and that the Meinian Buyer Group would not submit a binding offer for a going private transaction involving the Company.

The special committee will carefully consider and evaluate the going private proposal by Yunfeng Capital (the “Yunfeng Capital Proposal”), any other potential going private proposal submitted to the Company and the Company’s strategic alternatives.

The Company cautions its shareholders and others considering trading in its securities that no decisions have been made with respect to the Company’s response to the Yunfeng Capital Proposal, any other potential going private proposal submitted to the Company or the possibility of a going-private transaction involving the Company. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that the Yunfeng Capital Proposal, any other potential going private proposal submitted to the Company or any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to these or any other transactions, except as required under applicable law.

About iKang Healthcare Group, Inc.

iKang Healthcare Group, Inc. is the largest provider in China’s fast growing private preventive healthcare services market, accounting for approximately 13.6% of market share in terms of revenue in calendar year 2014.

Through iKang’s integrated service platform and established nationwide network of medical centers and third-party service provider facilities, the Company provides comprehensive and high quality preventive healthcare solutions, including a wide range of medical examinations services and value-added services including disease screening and other services. iKang’s customers are primarily corporate customers who contract with the Company to provide medical examination services to their employees and clients, and pay for these services at pre-negotiated prices. iKang also directly markets its services to individual customers. In the fiscal year ended March 31, 2015, the Company served a total of 3.6 million customer visits under both corporate and individual programs.

As of June 9, 2016, iKang’s nationwide network consisted of 89(1) self-owned medical centers covering 27 of the most affluent cities in China, namely Beijing, Shanghai, Guangzhou, Shenzhen, Chongqing, Tianjin, Nanjing, Suzhou, Hangzhou, Chengdu, Fuzhou, Changchun, Jiangyin, Changzhou, Wuhan, Changsha, Yantai, Yinchuan, Weihai, Weifang, Shenyang, Xi’an, Wuhu, Guiyang, Ningbo and Foshan as well as Hong Kong. The Company has also supplemented its self-owned medical center network by contracting with approximately 400 third-party service provider facilities in over 150 cities, which include selected independent medical examination centers and hospitals across all of China’s provinces, creating a nationwide network that allows iKang to serve its customers in markets where it does not have self-owned medical centers.

(1) Among the 89 self-owned medical centers, two medical centers are currently operated primarily by the minority shareholders of these medical centers or their parent company.

Forward-looking Statements

This press release contains forward-looking statements. These statements, including management quotes and business outlook, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “intend,” “potential,” “plan,” “goal” and similar statements. iKang may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. These forward-looking statements include, but are not limited to, statements about: whether any definitive offer will be made, or if made, whether it will be approved and consummated; iKang’s goals and strategies; its future business development, financial condition and results of operations; its ability to retain and grow its customer base and network of medical centers; the growth of, and trends in, the markets for its services in China; the demand for and market acceptance of its brand and services; competition in its industry in China; relevant government policies and regulations relating to the corporate structure, business and industry; fluctuations in general economic and business conditions in China. Further information regarding these and other risks is included in iKang’s filing with the Securities and Exchange Commission. iKang undertakes no duty to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

IR Contact:

iKang Healthcare Group, Inc.
Christy Xie
Director of Investor Relations
Tel: +86 10 5320 8599
Email: ir@ikang.com
Website: www.ikanggroup.com

FleishmanHillard
Ruby Yim
Email: ikang.ir@fleishman.com